FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 9, 2023, announcing that Gilat Signs Definitive Agreement to Acquire DataPath, Inc. a Market Leader in Trusted Communications for the US DoD, Military and Government Sectors.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 9, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Signs Definitive Agreement to Acquire DataPath, Inc. a
Market Leader in Trusted Communications for the US DoD,
Military and Government Sectors

The acquisition is another step in Gilat’s initiative to increase its presence in the growing Defense market

Gilat expects its annual revenues in the Defense sector to increase by approximately $50 Million following the closing of the acquisition

Petah Tikva, Israel, March 9, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that it has signed a definitive agreement to acquire DataPath, Inc. (DPI), which will be a core component of Gilat’s Defense growth strategy. DataPath is a market leader in trusted communications for the US DoD Military and Government sectors. The acquisition is another step in Gilat's initiative to increase its presence in the growing Defense market. Gilat expects its annual revenues in the Defense sector to increase by approximately $50 Million following the closing of the acquisition.

The transaction has been approved by the Gilat board of directors and by DataPath’s board of directors and stockholder. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS), and other customary closing conditions. The acquisition is expected to close in the third quarter of 2023.

DataPath has more than 25 years of experience in integrated communications and information technology and is a market leader in trusted communications systems, services, and end-to-end solutions for mission-critical operations. DataPath is a US based expert systems integrator with a strong focus on the DoD and US government sectors, bringing leading competencies in systems engineering, software development and mechanical engineering. These attributes have enabled DataPath to secure and maintain their continual presence in the provision and sustainment of SatCom systems, such as portable ground stations, and related services.

"DataPath is a leading US integrator providing mission critical solutions and services and is a large provider to the US DoD of transportable hubs, mini-towable hubs, and a portfolio of military-grade portable antenna terminals," said Adi Sfadia, Gilat CEO. “The acquisition is a major milestone in Gilat's growth strategy to expand its business into the US DoD and government sectors as well as into other international governments and Defense markets. We see great synergy between the companies and are looking forward to working with DataPath’s leadership in support of its customers."

"We are proud of our DataPath team to get the Company positioned to join Gilat and expect that, together with Gilat's strong position in the SATCOM market and its vast international reach, DataPath will be well positioned to continue its profitable growth and its continual commitment for integrated solutions built with best of breed components," said David McDonald, CEO & Executive Chairman at DataPath. "DataPath’s superior solutions and significant position within the U.S. DoD market will enhance Gilat’s strategy in that sector ."

Advisors

Needham & Company LLC and Quilty Analytics LLC are serving as financial advisors to Gilat. Naschitz Brandes Amir & Co. and Foley and Lardner LLP are acting as Gilat’s legal counsel. RCBG is serving as an exclusive financial advisor to DataPath. DLA Piper LLP and Greenberg Traurig are acting as DataPath’s legal counsel.

About DataPath® Inc.

DataPath excels in advanced and secure communications solutions tailored to the unique requirements of commercial, government/military, aerospace, broadcast and critical infrastructure clients. Our solutions include a wide range of field communications and information technology products including satellite communications systems and network management software and cybersecurity services. All offerings are backed by 24×7 customer care and global field support. At DataPath we are passionate about helping our clients achieve mission success. For more information, visit www.datapath.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the acquisition of DataPath, the projected increase in Gilat’s Defense sector revenues, the potential transaction synergies, the combined companies portfolio of products and services and markets, the potential synergies between Gilat and DataPath, and the projected timing for closing of the acquisition. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com